International Freegold Mineral Development Inc.
Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue , Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Facsimile (604) 685-8045, **Toll Free 1-800-667-1870**
E-mail: ir@augoldgroup.com Website: www.internationalfreegold.com

NEWS RELEASE **February 8, 2002**

SUPPL

PRIVATE PLACEMENT

International Freegold Mineral Development Inc. (the "Company") is pleased to announce that it has arranged for a private placement of up to 4,800,000 units at a price of $0.07 per unit for gross proceeds of up to $336,000. Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the "Warrant"), each Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Shares") of the Company for a period of three years from the Closing Date at a price of $0.10 per Warrant Share during the first year and at a price of $0.12 per Warrant Share in the second year and at a price of $0.15 per Warrant Share in the third year. The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them. The proceeds of the private placement will be used for acquisition, exploration and development of the Company's gold projects and for general working capital. The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr

Harry Barr, Chairman & CEO

The Toronto Stock Exchange have neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225 LISTED: MOODY'S

International Freegold is listed both on The Toronto Stock Exchange and has received 20F clearance in the United States

DISCLAIMER

This news release may contain certain "Forward -Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward -looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ ma terially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Canadian Venture Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission